SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # ____ 1028277_______

As at December 10, 2002

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 2, 2003

* Print the name and title of the signing officer under his signature.

Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

WARRANTS EXERCISE TERM EXTENDED

December 10, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Anooraq Resources Corporation (TSX Venture:ARQ; OTCBB:ARQRF) announces that the Company has received regulatory acceptance to extend the term of 3,692,718 previously issued share purchase warrants from December 21, 2002 to December 21, 2003. The warrants are exerciseable at $0.85 per Anooraq common share and have been extended to add flexibility for investors with a view to encourage the exercise of these warrants by the holders who were investors in a previous Anooraq financing.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.